

February 17, 2011

Yao-Ting Su
Chief Executive Officer
Xodtec LED, Inc.
2F., No. 139, Jian 1ˢᵗ Rd., Jhonghe City
Taipei County 235, Taiwan (R.O.C.)

> **Re:** **Xodtec LED, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed July 19, 2010**
> **File No. 333-148005**

Dear Yao-Ting Su:

We have reviewed your response letters dated December 10, 2010 and January 31, 2011 and have the following comments. As noted in our letters dated November 22, 2010 and December 20, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended February 28, 2010

Notes to Consolidated Financial Statements

1. We note your response to comment one in our letter dated December 20, 2010. We note that your financial statements for the year ended February 28, 2009 are pro forma financial statements. The financial statements in your Form 10-K for the year ended February 28, 2009 should be the actual financial statements for the period and not pro forma financial statements. Pro forma financial statements are not permitted. We do not understand how your auditors were able to express their opinion on the pro forma financial statements filed.

We understand that you were acquired through a reverse acquisition on April 20, 2009. For a reverse acquisition you should file the financial statements of the operating company that was acquired by the shell and those financials must be audited.   Please revise or advise.

2. Furthermore, please provide the following information that we previously requested in comment one in our letter dated December 20, 2010.   Please expand your footnote disclosure to discuss in detail the nature of and reasons for all your restatements as required by ASC 250-10-50 and provide all required disclosure. As we previously requested, please ask your auditors to tell us why they did not disclose the restatement in their report and refer to footnote disclosure.

Note 5 - Reverse Acquisition, page F-15
Note 6 - Capital Stock and Share-Based Payments, page F-16

3. We note your response to comment two in our letter dated December 20, 2010. The warrants should be valued at their fair value at the date of issuance and the remainder of the amount received from your investor should be allocated to common stock. The warrants should be marked to market at the end of each period and the difference should be recorded as the accrued derivative. You should not allocate the amount received from the investor to common stock, warrants and derivative liabilities on the basis of relative fair values. Please reevaluate your financial reporting.

Forms 10-Q for the Quarterly Period Ended May 31, August 31, and November 30, 2010

General

4. Please respond, as appropriate, to the comments issued regarding Form 10-K for the year ended February 28, 2010.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director